 F9 INVESTMENTS, LLC and
CABINETS TO GO

CONFIDENTIAL

May 26, 2023

Nancy M. Taylor
Chairperson of the Board
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

Charles Tyson
Chief Executive Officer
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

Dear Ms. Taylor and Mr. Tyson:

On May 25, 2023, F9 Investments, LLC, together with Thomas D. Sullivan and
Jason Delves (referred to collectively as "F9 Investments" or
"we"), filed a Schedule 13d with SEC disclosing the acquired collective ownership of 2,713,007 shares of LL Flooring Holdings, Inc (the
"Company"), representing 9.447% ownership of the Company. As stated in the Schedule 13d, the shares were acquired with the intent of exploring a possible combination between LL and Cabinets To Go, LLC ("CTG"), a subsidiary of F9 Brands, Inc, in turn, a wholly owned subsidiary of F9
Investments, LLC. Mr. Sullivan is the sole member of F9 Investments. We are writing to reconfirm our interest, more specifically our interest in pursuing an acquisition by CTG of the Company for cash. It is our intention to timely amend our Schedule 13d filing to reflect our specific offer.

We believe that not only is it in the best interests of the shareholders to explore a sale of the Company, but that CTG is the logical buyer. Full 2022 financial results were disappointing, despite strong results from competitors.
First quarter 2023 results showing a continued decline in performance with an overall weakness in the home improvement sector. Despite this, we believe our knowledge of this space, as well as synergies that are possible through a combination with CTG, positions CTG uniquely to address risks appropriately and reduce SGNA. Further, we have the financial ability to consummate a transaction despite a concerning environment.

We are prepared to consider an offer of $5.76, a premium of over 100% of the stock's low of $2.75 following your May 8 first quarter earnings release.
Although the stock price has rebounded, this offer remains a solid premium of 50% to the stock price prior to our Schedule 13d filing and a 64% premium to the stock price of $3.52, the price on May 12, 2023, the date we began purchasing stock leading to the acquisition of in excess of 5% of the
Company's stock. Further, this remains a 35% premium to the post filing stock price. This share price offer is subject to due diligence, including but not limited to the value and/or useful life of the current inventory, any potential off-balance sheet liability, and litigation liabilities, including ongoing commitments.

We are prepared to move quickly toward a transaction. To that end, we propose meeting soon to discuss our proposal and to take steps to initiate due diligence, subject, of course, to an appropriate confidentiality agreement, with applicable standstill provisions.

We are committed to work collaboratively with the Company, its management and its Board. We kindly ask the courtesy of your reply no later than
Wednesday, May 31, 2023.

Sincerely,

By: /s/ THOMAS D. SULLIVAN

Thomas D. Sullivan
Sole Manager
F9 INVESTMENTS, LLC

By: /s/ JOHN JASON DELVES

John Jason Delves
Chief Executive Officer
CABINETS TO GO

This proposal presents a non-binding offer and does not represent or create any legally binding or enforceable obligations. No such obligations will arise unless and until parties execute mutually acceptable written definitive documentation with respect to a transaction. We reserve the right to withdraw or modify our proposal at any time.